UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountants

On September 7, 2015, China Natural Resources, Inc. (the “Company”) dismissed Ernst & Young (“E&Y) as its principal independent registered public accounting firm and engaged Ernst & Young Hua Ming LLP (“EYHM”) as its principal independent registered public accounting firm.  EYHM is the China-based affiliate of E&Y. E&Y audited our consolidated financial statements as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014.  The dismissal of E&Y and the engagement of EYHM were approved by our Audit Committee on September 7, 2015.

The audit report of E&Y dated April 27, 2015 on our consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, statements of comprehensive income, statements of changes in equity, and statements of cash flows for each of the three years in the period ended December 31, 2014, did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent fiscal years and the subsequent interim period preceding the dismissal of E&Y we had no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) with E&Y on any matters of accounting principle or practice, financial statement disclosure, or auditing scope of procedure, which disagreement(s) if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, nor were there any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F).

During our two most recent fiscal years and the subsequent interim period prior to engaging EYHM neither we nor anyone on our behalf consulted EYHM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; and no written report was provided to us nor was oral advice provided that EYHM concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided E&Y with a copy of this Current Report on Form 6-K prior to its filing with the Securities and Exchange Commission, and requested that E&Y furnish us with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made in this Report on Form 6-K, and if not, stating the respects in which it does not agree.  A copy of the letter provided by E&Y is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

Exhibit Number	Description

99.1	Letter dated September 14, 2015 from Ernst & Young

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: September 14, 2015	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Letter dated September 14, 2015 from Ernst & Young

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